AVG Technologies NV Gatwickstraat 9-39 1043 GL Amsterdam The Netherlands avg.com + 20 522 6210 Tel + 20 522 6211 Fax

Amsterdam, 11 November 2013

Via E-mail

SEC Headquarters

To: Patrick Gilmore

100 F Street, NE

Washington, DC 20549

United States

Dear Mr. Gilmore,

We are in receipt of your letter dated November 7, 2013, setting forth the comments of the Staff of the Securities and Exchange Commission relating to AVG Technologies N.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 5, 2013.

We will assess your letter and will work diligently on a response to your letter. Due to the time and coordination required to collect and analyze the relevant information to respond to your comments, we will be unable to respond to your comments within the ten business days as requested in the letter. Accordingly, we currently anticipate that we will be in a position to submit our response to the Staff’s comments before or on December 4, 2013.

We would like to thank you and your colleagues in advance for your understanding for this extension.

Sincerely, /s/ John Little John Little Chief Financial Officer	Christophe François General Counsel & Corporate Secretary on behalf of John Little, CFO and Managing Director of AVG Technologies NV 11/11/2013